UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 2, 2026

Commission File Number: 001-39307

Legend Biotech Corporation
(Translation of registrant's name into English)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Legend Biotech Announces Late-Breaking Oral Presentation at EHA 2026

On June 2, 2026, Legend Biotech Corporation (“Legend Biotech”) announced that promising preliminary clinical data for LB2501, its investigational in vivo CD19/CD20 dual-targeting CAR-T cell therapy, in patients with relapsed/refractory B-cell non-Hodgkin lymphoma (R/R B-NHL), will be presented during a late-breaking session at the European Hematology Association (“EHA”) 2026 Congress, taking place June 11-14, 2026, in Stockholm, Sweden.

The press release is attached to this Form 6-K as Exhibit 99.1.

The EHA abstract #7249 is attached to this Form 6-K as Exhibit 99.2. Exhibit 99.2 to this report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

The information contained in this Form 6-K, but excluding Exhibit 99.2, is hereby incorporated herein by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-278050, 333-272222, and 333-257625) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release dated June 2, 2026
99.2	EHA Abstract, dated June 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation
(Registrant)

Date: June 2, 2026	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer